

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Anastasios Arima
Chief Executive Officer
IperionX Ltd
129 W Trade Street
Suite 1405
Charlotte, NC 28202

  Re: IperionX Ltd
   Form 20-F/A for the Fiscal Year ended June 30, 2023
   Filed February 20, 2024
   Response Dated February 20, 2024
   File No. 001-41338

Dear Anastasios Arima:

  We have reviewed your February 20, 2024 amendment and response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2024 letter.

Form 20-F for the Fiscal Year ended June 30, 2023

General

1. We note from your response to prior comment 1 that you would prefer to limit furnishing quarterly financial information and certain other information previously filed in Australia to quarterly financial information for the quarters ended September 30, 2023 and December 31, 2023, and that you agree to timely furnish on future Form 6-Ks future quarterly financial and other information you file in Australia.

  However, we continue to believe that you should furnish all material information, including quarterly financial information, that you previously filed in Australia beginning from the effective date of your registration statement, i.e. on or after June 15, 2022.

<u>Information on the Company, page 52</u>

2.   We note your response to prior comment 2, indicating disclosure was made in the amendment to provide clarification with respect to your cut-off grade. However, it remains unclear how the cut-off grade details provided in your amendment and response support the 0.4% THM cut-off grade and it appears that your revenue cost break even calculation may be using a 2.2 THM%, which is the average grade of the mineral resource, rather than the 0.4% cut-off grade. For example, based on the information in Annex A, including the THM%, the THM assemblage %, the recovery factors, the mineral pricing, and the royalty rate, it does not appear that the revenue generated from a 0.4% THM block of material would cover the production cost.

As defined in Item 1300 of Regulation S-K, the cut-off grade is the grade that determines the destination of the material during mining, i.e. for the purposes of establishing the prospects of economic extraction, it is the grade that distinguishes material deemed to have no economic value from material deemed to have economic value. Tell us how the 0.4% THM cut-off grade you have disclosed is consistent with this definition in your view, and provide us with the calculations you believe demonstrate consistency with the details in the amendment and Annex A of your response.

 Please contact John Coleman at 202-551-3610, or Karl Hiller at 202-551-3686 with questions regarding comments on your mineral properties, or Sondra Snyder at 202-551- 3332 or Gus Rodriguez at 202-551-3752, if you have questions on the other matters.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation